Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 16 September 2007

ABN AMRO publishes shareholders’ circular including reasoned opinion of the Boards

ABN AMRO today has published a circular to update shareholders on the view of ABN AMRO on the Offers that have been made for the bank by Barclays and the Consortium of  RBS, Santander and Fortis. The shareholders’ circular contains a reasoned opinion of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, further to the reasoned opinion as first published 30 July 2007. The text of the reasoned opinion is included below in this press release. The full text of the shareholders’ circular can be found on ABN AMRO’s website: (www.abnamro.com/egm) and also contains other information in accordance with section 9q paragraph 2 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Reasoned opinion

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have further reviewed and discussed the Offers with a view to forming a reasoned opinion on both Offers based on the current situation and taking into account the best interests of ABN AMRO shareholders and other stakeholders. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have continued to compare the Offers with the stand-alone scenario, as well as a 'managed break-up' alternative. However, based on the situation today, the ABN AMRO Boards are of the opinion that the current Offers are superior for shareholders and other stakeholders of ABN AMRO, in particular when taking into account the execution risks of the alternative scenarios for shareholders. In accordance with Dutch law (as further explained in paragraph 7 of this shareholders’ circular), the ABN AMRO Managing Board and the ABN AMRO Supervisory Board assessed each Offer in the context of the following elements:

Interest of shareholders and other stakeholders

Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, as appropriate, of the value of the Offers to the offerors' share prices and proposed synergies.

Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies.

Customers: service quality and continuity with regard to product offerings and business models.

Creditors: financial strength and long-term ratings of the ongoing businesses.

Company: fit with ABN AMRO’s strategic growth objectives and aim to become a top 5 player by market-cap and create superior long-term value for our shareholders.

Risks associated with each proposed transaction

Execution risks, including the likelihood and timing of regulatory approvals, the wording of "Material Adverse Change" clauses and other pre-offer and offer conditions or fiduciary outs of each Offer.

Post–acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks.

Corporate Governance

Headquarter location, board structure and board representation, likely distribution of senior and middle management positions.

Barclays Offer

Barclays announced on July 23, 2007 the proposed terms of the revised Barclays Offer, which was formally launched on August 6, 2007 and, if not extended, closes on October 4, 2007.

The revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of the Barclays Offer remains highly dependent on the share price performance of Barclays.

Barclays obtained shareholder approval for the consummation of the Barclays Offer, including the issuance of new ordinary shares, on September 14, 2007.

The ABN AMRO Boards note that the proposed merger with Barclays is consistent with ABN AMRO's previously articulated strategic vision. ABN AMRO's assessment of the related post acquisition business and integration risks is that they are manageable and acceptable.

The proposed transaction with Barclays has been cleared by the European Commission. The European Commission concluded that consummation of the Barclays Offer would not significantly impede effective competition in the European economic area or any substantial part thereof.

The proposed transaction with Barclays has received a declaration of no objection from the Dutch Ministry of Finance and DNB with certain prescriptions and restrictions which are intended to ensure a smooth transition and integration process and to safeguard the interests of our customers, our creditors and the financial system. Barclays has publicly announced that its directors believe that Barclays will have no difficulty complying with these prescriptions and restrictions. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board will cooperate with Barclays in meeting these prescriptions and restrictions imposed by the DNB and the Dutch Ministry of Finance during a transition period following settlement, if the Barclays Offer would be successful.

The ABN AMRO Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employee's rights and respecting of existing agreements including redundancy plans.

As at the market close on September 14, 2007, the Barclays Offer was at a 9.8% discount to the ABN AMRO market price and at a 16.7% discount to the see-through value of the Consortium Offer.

Based on current valuation levels, the ABN AMRO Boards are therefore, while recognizing the strategic benefits of the combination with Barclays, not in a position to recommend the Barclays Offer for acceptance to ABN AMRO shareholders from a financial point of view. It should be noted that the Barclays Offer remains subject to the condition that the ABN AMRO Boards recommend the Barclays Offer by the end of the offer period. Barclays is entitled to, but not obliged, to waive this condition and could therefore decide not to declare its Offer unconditional.

Consortium Offer

The Consortium formally launched its Offer on July 21, 2007. The tender offer period, if not extended, will end on October 5, 2007.

The current value of the Offer, with its high cash component, is highly attractive to the ABN AMRO shareholders from a financial point of view. As at the market close on September 14, 2007, the Consortium Offer was at a premium of 8.2% to the ABN AMRO market price and of 20.0% to the see-through value of the Barclays Offer.

The shareholders of each of Fortis, RBS and Santander have approved the consummation of the Consortium Offer, which has removed uncertainty about the outcome of the Consortium's respective shareholder votes.

In August and early September, ABN AMRO Managing Board members and senior business representatives of ABN AMRO had more than 30 meetings with the Consortium to discuss the ABN AMRO businesses and activities and to address possible issues associated with the Consortium Offer and its plans. This resulted in a better understanding of the strategy and plans of the Consortium members and how ABN AMRO’s assets would contribute. The explanation of the Consortium approach with respect to clients and employees has considerably reduced the concerns in those areas. The ABN AMRO Boards welcomed the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to the ABN AMRO employees with respect to social plans, collective labour agreements and redundancy procedures.

At the date of this shareholders' circular, the proposed transaction with the Consortium has not been cleared by the European Commission. On September 13, 2007, the European Commission extended the review of the proposed transaction with the Consortium to October 3, 2007, further to remedies offered by Fortis to the European Commission. The ABN AMRO Boards have noted the discussions between Fortis and the European Commission. After having reviewed the position taken by each of Fortis and the European Commission the ABN AMRO Boards concluded that the impact of the remedies offered by Fortis on customers and employees is not materially different from the impact of the Consortium Offer as such. The outcome of the review by the European Commission is not yet known to ABN AMRO. In coming to its reasoned opinion, the ABN AMRO Boards have assumed that the condition to the Consortium Offer regarding review of the proposed transaction by the European Commission is satisfied or waived prior to the end of the initial tender offer period of the Consortium Offer, on terms and conditions acceptable to also ABN AMRO. The ABN AMRO Boards acknowledge that remedies to be agreed upon by Fortis and the European Commission (if any) and the way of implementing such remedies might result in additional post-completion execution risks.

The decision on the proposed transaction by the Ministry of Finance and the views of the DNB in this respect have not yet been published. Publication of the decision of the Ministry of Finance and the views of the DNB is expected on Monday, September 17, 2007. If and when published, the ABN AMRO Boards expect that any declaration of no objection from the Ministry of Finance and the DNB for the Consortium Offer will have certain prescriptions and restrictions, which will include at least prescriptions and restrictions similar to the Barclays Offer, which are intended to safeguard the interests of our customers, our creditors and the financial system and aim at mitigating certain risks related to the Consortium Offer.

The ABN AMRO Boards have offered to cooperate with the Consortium in order to help mitigate the remaining identified risks associated with the Consortium Offer and to assist in meeting any prescriptions and restrictions imposed by the DNB and the Dutch Ministry of Finance during a transition period following settlement, if the Consortium Offer would be successful.

Nevertheless, the ABN AMRO Boards continue to see additional business and operational risks associated with the proposed break-up of ABN AMRO.

The amount of the capital raisings yet to be completed by the Consortium members during the coming weeks to fund the cash component of the Consortium Offer is high in absolute and relative terms and market circumstances are volatile at this point in time. The broadly defined "Material Adverse Change" clause as worded in the Consortium Offer remains unchanged and constitutes an area of continued concern during this period of increased market volatility.

The ABN AMRO Boards are not in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders but acknowledge the clearly superior value of the Consortium Offer to the ABN AMRO shareholders.

Conclusion

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board remain committed to ensuring that shareholders have the option to accept either the Consortium Offer or the Barclays Offer. The combination with Barclays remains consistent with the strategic intent of ABN AMRO as an institution. Furthermore, the ABN AMRO Boards are not in a position to support the break-up of ABN AMRO but acknowledge that the Consortium Offer, with its high cash component and significant implied premium to the Barclays Offer, is clearly superior for the ABN AMRO shareholders from a financial point of view based on current valuation levels.

Therefore, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board refrain from recommending either Offer for acceptance to ABN AMRO shareholders. ABN AMRO will continue to engage with both Barclays and the Consortium to facilitate removal of uncertainties and conditions where possible and the ABN AMRO Boards have offered to support the transition of ABN AMRO under both Offers.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc (“RBS” and collectively, the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the “SEC”). For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

Barclays has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and a Tender Offer Statement on Schedule TO. RBS has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and RFS Holdings B.V., Fortis N.V., Fortis SA/NV, Fortis Nederland (Holding) N.V., RBS, Banco Santander Central Hispano, S.A.. and Santander Holanda B.V.

have filed with the SEC a Tender Offer Statement on Schedule TO. ABN AMRO has filed with the SEC Solicitation/Recommendation Statements on Schedule 14D-9 in respect of the offer by each of Barclays and the Consortium.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain a free copy of such filings without charge at the SEC's website (http://www.sec.gov). Copies of the prospectus contained in the Barclays Form F-4 may also be obtained, without charge, from Barclays and copies of the prospectus contained in the RBS Form F-4 may also be obtained, without charge, from RBS.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays and RBS ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Press contact: +31 20 6288900
IR contact: +31 20 6287835